[Invesco Letterhead]
225 Liberty Street
New York, NY 10281

November 14, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Manion and Mr. Timothy Worthington

	Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “Registrant”)
File No. 333-274627

Dear Mr. Manion and Mr. Worthington:

On behalf of the Registrant, below are responses to the comments conveyed telephonically by Mr. Manion on September 28, 2023 and by Mr. Worthington on October 13, 2023 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Invesco V.I. Conservative Balanced Fund into Invesco V.I. Equity and Income Fund.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 21, 2023, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).
Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.	Comment:
On page 4 of the Registration Statement, in the “Expense Tables and Expense Examples” section, there is a 0.01% fee waiver for Invesco V.I. Equity and Income Fund that does not appear in the Fund’s current prospectus.  Please consider adding additional footnote disclosure to the Registration Statement explaining the details of this waiver. Please also consider whether the current prospectus for Invesco V.I. Equity and Income Fund should be updated to reflect this waiver.

	Response:	The Registrant has added the following disclosure as a footnote to the Invesco V.I. Equity and Income Fund’s expense table in the Registration Statement:

 “Invesco has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2025. During its term, the fee waiver agreement cannot be terminated or amended to reduce the advisory fee waiver without approval of the Board of Trustees.”

The Registrant has evaluated whether to supplement Invesco V.I. Equity and Income Fund’s prospectus to reflect this fee waiver and has determined not to supplement at this time, as it does not view the 0.01% waiver as material.  The Registrant notes that, consistent with Form N-1A and Form N-14, the expense ratios in the Registration Statement reflect annual fund operating expenses as of June 30, 2023 and the expense ratios in the Fund’s current prospectus reflect annual fund operating expenses as of December 31, 2022.

Disclosure Comments

2.	Comment:
In the Introduction to the Proxy Statement/Prospectus, please add hyperlinks for any documents incorporated by reference, and please also reference the appropriate Securities Act file number for such filings.

	Response:	The Registrant has updated this section as requested.

3.	Comment:	In the Introduction to the Proxy Statement/Prospectus, please disclose the dates of the referenced Prospectuses and Statements of Additional Information.

	Response:	The Registrant has updated this disclosure as requested.

4.	Comment:
On page 1 of the Registration Statement under “On what am I being asked to provide voting instructions?”, please clarify in the table that Series I and Series II are share classes offered by each Fund.

	Response:	The Registrant has revised the table accordingly.

5.	Comment:
On page 2 of the Registration Statement under “What are the costs of the Reorganization and who is responsible for paying the costs?”, please consider disclosing in this section any portfolio repositioning and related costs.

	Response:	The Registrant has added disclosure to this section regarding portfolio repositioning and related costs, as requested.

6.	Comment:
On page 5 of the Registration Statement under “How do the Funds’ portfolio turnover rates compare?”,  please consider whether adding risk factors associated with high portfolio turnover rates is appropriate, given the high portfolio turnover rates of the Funds.

Response:
The Registrant notes that Active Trading Risk is listed as a principal risk common to both Funds under the section “Additional Information About the Funds — Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks — Principal Risks,” consistent with the disclosure in each Fund’s prospectus. This risk factor describes the risks associated with high portfolio turnover.

7.	Comment:
On page 5 of the Registration Statement under “How do the performance records of the Funds compare?”, please clarify in the disclosure that Series I and Series II shares of each Fund invest in the same portfolio securities.

Response:
The Registrant notes that the current language is consistent with what is disclosed in each Fund’s prospectus. Accordingly, the Registrant believes that further clarification is not needed.  However, in response to your Comment No. 8, further below, the Registrant has added the performance information for Series I shares of each Fund, and has made the following changes to the first two sentences of the second paragraph under this section as follows:

“The table below compares the performance history of the Acquiring Fund’s ~~oldest~~ share classes to the performance history of the comparable classes of the Target Fund as of June 30, 2023.  The Series I and Series II shares of each Fund invest in the same portfolio of securities of their respective Fund and ~~will~~ have substantially similar performance, except to the extent that the expenses borne by each share class differ.”

We believe these revisions, along with those reflected in our response to Comment No. 8, provide further clarity.

8.	Comment:
On page 6 of the Registration Statement under “How do the performance records of the Funds compare?” please consider including performance information for Series I shares of each Fund in the Average Annual Total Returns table.

	Response:	Performance information for Series I shares of each Fund have been added to the Registration Statement.

9.	Comment:
On page 6 of the Registration Statement under “How do the management, investment adviser and other service providers of the Funds compare?”, there is a footnote to the table in this section indicating that the Target Fund’s advisory fee schedule is reduced by amounts paid under the separate Administrative Services Agreement between the Fund and Invesco Advisers. Please disclose the amount by which Target Fund’s fee is reduced.

	Response:	The Registrant has added the requested disclosure.

10.	Comment:
On page 10 of the Registration Statement under the section “Additional Information About the Funds — Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks — Principal Strategies and Principal Investments”, consider clarifying the disclosure regarding unrated securities in the second paragraph as it relates to the Acquiring Fund’s investment strategy. Please also consider including any percentage investment limitations of the Acquiring Fund on junk bonds.

	Response:	The Registrant has revised the language as requested.

11.	Comment:
On page 10 of the Registration Statement under the section “Additional Information About the Funds — Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks — Principal Strategies and Principal Investments”, please clarify if the Target Fund has historically invested substantially in large capitalization issuers.

Response:
The Registrant has revised the disclosure as follows:  “It is expected that the Acquiring Fund will invest substantially in large capitalization issuers, and the Target Fund also historically has invested substantially in large capitalization issuers with respect to its equity investments.”

12.	Comment:
On page 11 of the Registration Statement under the section “Additional Information About the Funds — Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks — Principal Risks”, please include both a description of the Target Fund’s and Acquiring Fund’s risks and a narrative comparison of the Funds’ risks.

Response:
The Registrant notes that the Registration Statement currently includes a narrative description of the Acquiring Fund principal risks as required by Item 4 of Form N-1A that are not principal risks of the Target Fund, and further notes that Target Fund shareholders have sufficient information regarding the risk profile of the Target Fund, given that they receive the Target Fund prospectus. The Registrant believes that this approach highlights for investors the new principal risks that they will be subject to as shareholders of the Acquiring Fund and appropriately provides a narrative description of those risks.  In addition, the Registration Statement includes information comparing the principal risks applicable to each Fund. Accordingly, the Registrant believes the Registration Statement meets the requirements of Form N-14.

13.	Comment:
The Staff notes that the Acquiring Fund discloses a Sector Focus Risk. To the extent, that the Acquiring Fund has significant exposure to a particular sector or sectors, consider disclosing same under “How do the Funds’ investment objectives, principal investment strategies and risks compare?” on page 2 of the Registration Statement.

	Response:	The Registrant will revise the disclosure as appropriate.

14.	Comment:
Consider including the information under the section “Federal Income Tax Consequences of the Reorganization — Repositioning of Portfolio Assets” (discussing the value of the Target Fund’s portfolio that is anticipated to be repositioned) in the section “Additional Information About the Funds — Repositioning Costs” on page 12 of the Registration Statement.

	Response:	The Registrant has revised the section as requested.

15.	Comment:
Please consider disclosing the fundamental and non-fundamental investment restrictions described under the section “Additional Information About the Funds — Comparison of Fundamental and Non-Fundamental Investment Restrictions” on page 12 of the Registration Statement.

Response:
The Registrant notes that Form N-14 requires a comparison of the investment policies of the Target Fund and Acquiring Fund. In this case, and as discussed in the Registration Statement, the fundamental investment restrictions of the Target Fund and Acquiring Fund are identical, and accordingly, there are no comparisons to be made or differences to be highlighted with respect to the Funds’ restrictions. The Registrant also notes that Target Fund shareholders have access to the Target Fund SAI, which includes a full description of the fundamental investment restrictions of the Target Fund, which, as stated in the Registration Statement and above, are identical to those of the Acquiring Fund. Consequently, the Registrant believes the Target Fund shareholders have access to sufficient information to understand the fundamental investment restrictions of the Acquiring Fund. The Registrant notes that the non-fundamental investment policy of the Acquiring Fund is described in the Registration Statement.

16.	Comment:
On page 15 of the Registration Statement under the section “The Proposed Reorganization — Board Considerations in Approving the Reorganization,” please discuss in reasonable detail, with references to facts specific to this reorganization, the material factors and conclusions which formed the basis for the recommendation of the Target Fund Board that shareholders approve the reorganization.

	Response:	The Registrant believes the current discussion adequately addresses the Board’s consideration of the factors as relating to the reorganization of the Funds. In particular, the Registrant notes that the second to last paragraph of the section describes specific information that the Board considered with respect to each of the Target Fund and Acquiring Fund; for example, that the Acquiring Fund has outperformed the Target Fund for various periods, and that the Acquiring Fund has lower effective fees and expenses.

17.	Comment:	Please supplementally confirm that all adverse factors were considered by the Board in approving the Reorganization.

Response:
The Registrant notes that none of the matters considered by the Board are characterized as adverse or favorable. The Board considered details regarding the matters disclosed in the Registration Statement, and concluded, based on the totality of the information as to all factors, to approve the Reorganization.

18.	Comment:	To the extent that the Registration Statement does not discuss what will occur if the Reorganization is not approved by shareholders or does not otherwise close, please add a corresponding discussion.

Response:
The Registrant notes that the Registration Statement currently describes what will occur in such circumstances, including under the section “Summary of Key Information — What will happen if shareholders do not approve the Reorganization?”.

If you have any further questions or require further clarification of any response, please contact the undersigned at 212.652.4208.

Regards,

/s/ Taylor V. Edwards
Taylor V. Edwards
Assistant General Counsel